Geospace Technologies Corporation • 7007 Pinemont Drive • Houston, TX 77040 • TEL (713) 986-8674 • FAX (713) 986-4445

March 28, 2014

Via EDGAR and E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Facsimile Number: (202) 772-9368

Attention: Mr. Brian Cascio

Re:	Geospace Technologies Corporation

Form 10-K for the Fiscal Year Ended September 30, 2013

Filed November 22, 2013

Form 10-Q for the Quarterly Period Ended December 31, 2013

Filed February 6, 2014

File No. 001-13601

Ladies and Gentlemen:

On behalf of Geospace Technologies Corporation (the “Company”), I hereby submit the Company’s response to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the letter to Mr. Thomas T. McEntire dated March 21, 2014, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013 filed with the Commission via the Commission’s EDGAR system on November 22, 2013 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013 filed with the Commission via the Commission’s EDGAR system on February 6, 2014 (the “Form 10-Q”).

For your convenience, our responses below are preceded by the text of the Staff’s comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

Consolidated Results of Operations, page 15

1.	Tell us why segment revenues and operating income for your 2012 and 2011 year ends are different than the corresponding amounts disclosed in the segment disclosures presented in Note 19 to your audited financial statements. In that regard, tell us how your accounting for the segment reorganization implemented on October 1, 2012 considers the guidance from FASB ASC 280-10-50-34 through -50-36. Please also refer to Compliance and Disclosure Interpretation 104.4.

Response:	On page 3 of the Form 10-K, and as required by FASB ASC 280-10-50-34, the Company states that its segment data from prior periods has been reclassified to conform to the new segment categories. It was the Company’s intent for its segment revenues and operating income for its 2012 and 2011 year ends appearing on page 15 to match the corresponding amounts disclosed in the segment disclosures presented in Note 19 to the financial statements. The Company will take corrective actions in its future Form 10-K filings to make sure that the segment revenues and operating income in Item 7 correspond to the segment revenues and operating income in the financial statement footnotes.

Item 8. Financial Statements

Note 14. Stockholders’ Equity, page F-18

2.	You disclose that you incurred payroll costs of $900,000 in your fiscal 2013 year end in order to compensate employees who were delayed in exercising their stock options. Please explain to us the underlying facts and circumstances leading to this charge and clarify how the accounting complies with GAAP. In that regard, your disclosure on page F-19 suggests that you have not issued options or restricted stock since 2001.

Response:	These payroll costs relate to a situation involving the Company’s 1997 Key Employee Stock Option Plan (the “1997 Plan”). The 1997 Plan expired on November 14, 2007; however, the Company continued to award nonqualified stock options to certain employees after the 1997 Plan’s expiration date. The Company detailed the situation further and the specific grants of these post-2007 option grants (the “Relevant Options”) in its Definitive Proxy Statement on Schedule 14A filed via the Commission’s EDGAR system on July 16, 2013.

Upon realizing that the Relevant Options had been granted after the expiration date of the 1997 Plan, the Company temporarily suspended its employees’ ability to exercise the Relevant Options while it assessed the appropriate course of action. During the temporary suspension period, certain employee holders of the Relevant Options (the “Holders”) requested to exercise portions or all of their Relevant Options, which the Company did not permit. The Company subsequently sought and received the approval of its stockholders on August 20, 2013 to extend the termination date of the 1997 Plan and to ratify the grants of the Relevant Options. At that time, the Company lifted the temporary suspension on the exercise of the Relevant Options and each of the Holders immediately exercised the portion of their Relevant Options which they originally requested to exercise.

To compensate for the inconvenience to the Holders caused by the temporary suspension combined with the Relevant Option’s loss of value due to a decrease of the market price of the Company’s stock during the temporary suspension period, management of the Company paid the Holders a total of $900,000 in settlement payments which were immediately charged to expense.

The Company considered the guidance in FASB ASC 718 surrounding modifications and concluded that the shareholder ratification of the Relevant Options and subsequent payments to employees did not result in a modification of existing awards. Specifically, the change did not include any of the following elements described in FASB ASC 718: (a) changes to an award’s vesting terms, (b) the “repricing” of underwater stock options whether accomplished directly or through the cancellation of the old options and the grant of new options, (c) the extension of a stock option’s exercise term, or (d) a change that increases the number of shares to be issued at the exercise of a stock option. Based on this assessment, the Company determined that revisions to the 1997 Plan did not meet the definition of a modification as defined by FASB ASC 718 and that the additional compensation provided to holders of the Relevant Options should be immediately charged to payroll costs.

With respect to the final sentence in the above comment, please see the Company’s response to Comment No. 3, below.

3.	As a related matter, in light of your disclosure that you have not granted options or restricted stock since 2001, please clarify for us the source of the stock-based compensation recorded in each of the past three fiscal years. Also, clarify how it is that options vested in each of the past three fiscal years, if you have not granted stock options since 2001. Clarify for us how your disclosures about stock-based based compensation are complete under the disclosure guidance from FASB Codification Topic 718.

Response:	The Company’s disclosure in Note 14 indicates that it has never issued any incentive stock options under the Employee Plan, and that it has not issued any shares of restricted stock under the Employee Plan since 2001. While the Company did not issue any stock options in its fiscal years ended September 30, 2011, 2012 and 2013, the Company did issue nonqualified stock options during its fiscal years ended September 30, 2009 and 2010. These particular stock options have resulted in compensation expenses in each of fiscal years 2009, 2010, 2011, 2012 and 2013 and will again result in future compensation expense in fiscal year 2014 as the 2010 stock option grants fully vest over a four-year period. While the Company believes that its stock-based compensation disclosures are complete under the disclosure guidance from FASB Codification Topic 718, in future filings, the Company will include additional clarifying disclosure to indicate that the stock option activity table, compensation expense and option vesting relate to the Company’s nonqualified stock options.

Form 10-Q for the Quarterly Period Ended December 31, 2013

Item 4. Controls and Procedures, page 21

4.	We see that you include an assessment of internal control over financial reporting as of the quarter ended December 31, 2013. Under Item 308 of Regulation S-K and Exchange Act Rule 13a-15(c), you are only required to provide management’s assessment of internal control over financial reporting on an annual basis at the end of your fiscal year. Please tell us whether you performed a full assessment of internal control over financial reporting as of the quarter ended December 31, 2013. If a full assessment was not performed, please tell us why management’s assessment of internal control over financial reporting is presented in the Form 10-Q.

Response:	The Company performed a full assessment of internal controls over financial reporting as of the fiscal year ended September 30, 2013, as set forth in the Form 10-K. The Company agrees that the statement should not have been presented in the Form 10-Q. The Company plans to amend its Form 10-Q to correct this misstatement.

5.	Please amend your Form 10-Q to provide management’s conclusion regarding the effectiveness of disclosure controls and procedures as of December 31, 2013. Refer to Item 307 of Regulation S-K and Exchange Act Rule 13a-15(b). Under the cited guidance, you are required to assess and disclose the effectiveness of disclosure controls and procedures as of the end of each quarter.

Response:	The Company plans to amend its Form 10-Q to provide management’s conclusion regarding the effectiveness of disclosure controls and procedures as of December 31, 2013.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have questions regarding the foregoing, please contact me at 713-986-8674.

Sincerely,

/s/ Thomas T. McEntire
Thomas T. McEntire
Vice President, Chief Financial Officer and Secretary

cc:	Walter R. Wheeler, Geospace Technologies Corporation